EXHIBIT 99.1

Fury Announces Closing of Financing

TORONTO, June 20, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that, further to its previous announcement (see news release dated June 5, 2025), it has closed a private placement of 3,999,701 common shares of the Company that qualify as “flow-through shares” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (“FT Shares”) at a price of C$0.77 per FT Share for total gross proceeds of C$3,079,800 (the “Offering”).

In connection with the Offering, Agnico Eagle Mines Limited (“Agnico Eagle”) exercised its existing participation right and acquired 440,000 common shares of the Company (“Common Shares”) at a price of C$0.67 per Common Share for gross proceeds of C$294,800 (the “Private Placement”). The Common Shares acquired in the Private Placement do not qualify as “flow-through shares”. The Private Placement, together with the Offering, resulted in the Company raising aggregate gross proceeds of C$3,374,600. The proceeds from the Private Placement will be used to advance the Company’s Committee Bay exploration program.

“We are excited by the interest in the Offering from two large institutional investors and one of our directors,” commented Tim Clark, CEO of Fury. “The proceeds from this financing will help us pursue exploration opportunities at our Quebec and Nunavut projects, driving the potential for discovery across our mineral exploration portfolio.”

One director of the Company purchased 52,000 FT Shares. The Company is relying on the exemption from the formal valuation and minority shareholder approval requirements pursuant to sections 5.5(a) and 5.7(1)(a) of Canadian Multilateral Instrument 61-101 - Protection of Minority Shareholders in Related Party Transactions, as neither the fair market value of any securities issued, nor the consideration paid, exceeds $2.5 million or 25% of the Company’s market capitalization, as applicable.

The securities offered in the Offering and the Private Placement have not been, and will not be, registered under the U.S. Securities Act of 1933 or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act of 1933 and applicable U.S. state securities laws. This news release is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 11.8 million common share position in Dolly Varden Silver Corp (approximately 14.5% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements and Additional Cautionary Language

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that Fury expects or anticipates will or may occur in the future including the proposed use of proceeds of the Offering and the Private Placement and the tax treatment of the FT Shares. Although Fury has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, including the speculative nature of mineral exploration and development, fluctuating commodity prices, the future tax treatment of the FT Shares, uncertainties related to raising sufficient financing in a timely manner and on acceptable terms, and other risks and uncertainties disclosed in our recent securities filings available at www.sedarplus.ca, there may also be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Fury does not undertake to update any forward-looking information except in accordance with applicable securities laws.